Exhibit 21

Subsidiaries of First Niagara Financial Group, Inc.

Name of subsidiary	State or other jurisdiction of incorporation or organization	Percentage of voting securities owned by First Niagara Financial Group, Inc.

First Niagara Bank, N.A.	United States	100%
First Niagara Realty, Inc.	New York	100%
First Niagara Servicing Company	Connecticut	100%
First Niagara Business Trust	Maryland	100%

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